UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports July 2009 passenger traffic

Monterrey, Mexico, August 6, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 16.5% in July 2009, as compared to July 2008. Domestic traffic decreased 14.3%, and international traffic decreased 29.3%.

Total passenger traffic volumes during July decreased at a slower rate than during the prior five months. This effect is principally the result of the performance of domestic traffic.

Total Passengers*
(Thousand)	July-08	July-09	Change %	Jan-July 2008	Jan-July 2009	Change %
Domestic	1,154.1	989.5	(14.3)	7,219.8	5,745.1	(20.4)
International	203.0	143.6	(29.3)	1,542.5	1,138.7	(26.2)
OMA Total	1,357.1	1,133.1	(16.5)	8,762.3	6,883.8	(21.4)
* * Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic at the Durango and Culiacán airports increased 18.5% and 7.9%, respectively. The number of passengers carried by Interjet rose in both airports, and Culiacán benefitted from the performance of VivaAerobus and Click Mexicana. Two domestic routes were opened during the month: Monterrey-Veracruz-Cancún by Mexicana Link on July 1 and Culiacán-Tijuana by Interjet starting July 8.

The airports with the largest traffic reductions were Monterrey, Ciudad Juárez, and Acapulco, principally because of the departure from the market of Aerocalifornia, Avolar, Aladia, and Alma, the temporary suspension of Aviacsa effective July 6, and a reduction in the number of passengers carried by Interjet at these airports.

International traffic decreased as compared to July 2008, with the Monterrey, Mazatlán, Acapulco, and Zihuatanejo airports the most affected. The principal factors in the reduction in passengers were a reduction in frequencies by Continental; the cancellation of routes by Mexicana, Aeroméxico, and Aviacsa; and the departure of Delta from most of OMA’s airports since August 2008. Offsetting these effects in part, VivaAerobus opened the Monterrey-Las Vegas route on July 1, and Aeroméxico Connect reopened the Monterrey-San Antonio route on July 9.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: August 7, 2009